Exhibit 99.1

Farmland Partners Inc. and American Farmland Company Stockholders Approve Merger

Merger Expected to Close on February 2, 2017

Transaction Will Create the Largest Public Farmland Real Estate Investment Trust in the U.S.

with Properties Valued in Excess of $950 million

DENVER, CO and NEW YORK, NY, January 31, 2017 – Farmland Partners Inc. (“FPI”) (NYSE: FPI) and American Farmland Company (“AFCO”) (NYSE MKT: AFCO) announced that the stockholders of both companies have approved the proposed merger between FPI and AFCO. The merger is expected to close on February 2, 2017 at which time FPI will acquire all of the outstanding common stock of AFCO in a stock-for-stock transaction. Shares of the combined company’s common stock will continue to trade under FPI’s existing ticker symbol “FPI” on the New York Stock Exchange.

The combined company will be the largest public farmland real estate investment trust in the nation, spanning more than 144,000 acres across 16 states. On a consolidated basis, the combined portfolio is expected to consist of approximately 75% primary row crop farmland and 25% specialty crops (fresh fruits and vegetables and permanent crops) by value. This composition of farmland closely tracks the aggregate value of all U.S. agricultural production, which FPI believes offers stockholders well diversified exposure to high-quality U.S. farmland. FPI generally does not operate properties; it leases its farmland to some of the leading producers in the nation. Following the completion of the merger, FPI will have more than 100 tenant farmers who grow more than 26 major commercial crops, resulting in broad diversification across the company’s portfolio. FPI expects to consolidate AFCO’s operations into FPI’s existing Denver-based headquarters and to realize significant cost synergies through eliminating duplicate administrative and other public company costs. As a result of cost savings and higher capitalization rates associated with specialty crops, FPI expects the transaction to be approximately 10% accretive to FPI’s AFFO per share in 2017, growing to 20% accretive as synergies are fully realized.

Commenting on the merger, Paul Pittman, FPI Chairman and CEO, said, “The strong support of our and AFCO’s stockholders underscores the value of this transaction. AFCO’s high-quality assets will further increase FPI’s diversification across crops and geographies. As a result of increased scale, we expect to realize a reduction in overall costs as a percentage of portfolio value, creating superior value for our and AFCO’s stockholders. We also look forward to working with the exceptional tenants who operate on AFCO’s farms.”

Vote Results and Closing

Approximately 54.65% of the outstanding shares of FPI common stock voted at the FPI special meeting, with approximately 96.22% of the votes cast in favor of the issuance of shares of FPI common stock in connection with the proposed merger.

Approximately 64.61% of the outstanding shares of AFCO common stock voted at the AFCO special meeting, with approximately 99.64% of the votes cast in favor of the proposed merger.

Subject to the satisfaction or waiver of the remaining conditions to the closing of the merger, the merger is expected to close on February 2, 2017. Upon the consummation of the merger, each former share of AFCO common stock will be automatically converted into the right to receive 0.7417 shares of FPI common stock, and each former AFCO operating partnership unit will be automatically converted into the right to receive 0.7417 FPI operating partnership units, with cash paid for any fractional shares or units that an AFCO stockholder or unitholder would otherwise be entitled to receive. In addition, each former restricted stock unit of AFCO that has become fully earned and vested in accordance with its terms will be automatically converted into the right to receive 0.7417 shares of FPI common stock. Shares of AFCO common stock are expected to be delisted after the close of trading on February 2, 2017.

About Farmland Partners Inc.

Farmland Partners Inc. is an internally managed real estate company that owns and seeks to acquire high-quality North American farmland and makes loans to farmers secured by farm real estate. As of the date of this release, FPI owns or has under contract over 144,000 acres in Alabama, Arkansas, California, Colorado, Florida, Georgia, Illinois, Kansas, Louisiana, Michigan, Mississippi, Nebraska, North Carolina, South Carolina, Texas and Virginia. FPI elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2014.

About American Farmland Company

American Farmland Company is an internally managed real estate investment trust and a Maryland corporation focused on owning and acquiring a diversified portfolio of high-quality farmland, consisting of mature permanent, specialty/vegetable row and commodity row crop farms, as well as farmland development, located in select major agricultural regions throughout the United States. As of the date of this release, AFCO’s portfolio consists of 21 farms in aggregate located on both coasts as well as in the Corn Belt and the Delta regions and consists of approximately 17,800 gross acres of farmland, with more than 21 major crop types (approximately 40 when including crop varieties).

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about potential cost savings, capitalization rates and accretion to FPI’s AFFO per share. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the expected timing of the closing of the merger. All statements that address events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future events and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against FPI, Farmland Partners Operating Partnership, LP, AFCO and others following announcement of the merger agreement; (3) the inability to complete the merger.

Farmland Partners Inc. Contact

Clay Stockett

(720) 452-3107

clay@farmlandpartners.com

American Farmland Company Contact

Lindsey B. Sichel

(212) 484-3000

lindsey.sichel@AmericanFarmlandCompany.com